Exhibit 99.3

GLOBAL PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

cgi.com/newsroom

CGI reports second quarter Fiscal 2025 results

Quarterly revenue exceeded $4 billion, up 7.6% year-over-year

Q2-F2025 performance highlights

•	Revenue of $4.02 billion, up 7.6% year-over-year or 3.3% year-over-year in constant currency[1];

•	Earnings before income taxes of $582.6 million, up 0.9% year-over-year, for a margin[1] of 14.5%;

•	Adjusted earnings before interest and taxes[1] of $665.7 million, up 5.9% year-over-year, for a margin[1] of 16.5%;

•	Net earnings of $429.7 million, up 0.7% year-over-year, for a margin[1] of 10.7%;

•	Adjusted net earnings[1,2] of $480.7 million, up 4.6% year-over-year, for a margin[1] of 11.9%;

•	Diluted EPS of $1.89, up 3.3% year-over-year;

•	Adjusted diluted EPS[1,2] of $2.12, up 7.6% year-over-year;

•	Cash provided by operating activities of $438.2 million, representing 10.9% of revenue[1];

•	Bookings[1] of $4.48 billion, for a book-to-bill ratio[1] of 111.5% or 110.6% on a trailing twelve-month basis; and

•	Backlog[1] of $30.99 billion or 2.0x annual revenue.

Note: All figures in Canadian dollars. Q2-F2025 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with the Canadian Securities Administrators on SEDAR+ at www.sedarplus.ca and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

Montréal, Québec, April 30, 2025 – CGI (TSX : GIB.A) (NYSE : GIB)

Q2-F2025 results

“CGI’s second quarter results continue to demonstrate the disciplined execution of our profitable growth strategy, even as clients navigate a challenging business environment,” said François Boulanger, President and Chief Executive Officer. “Our financial strength and strategic deployment of capital continue to reinforce CGI’s resilience and positioning now and for the future. Strong quarterly bookings of $4.5 billion, or 111% of revenue, reflect the sustained trust and confidence clients have in our expertise and offerings, as well as the value of our partnership in helping them deliver on their business objectives, including operational efficiency.”

For the second quarter of Fiscal 2025, the Company reported revenue of $4.02 billion, representing a year-over- year growth of 7.6%. When excluding foreign currency variations, revenue grew by 3.3% year-over-year.

1 Constant currency revenue growth, adjusted earnings before interest and taxes, adjusted earnings before interest and taxes margin, adjusted net earnings, adjusted net earnings margin and adjusted diluted EPS are non-GAAP financial measures or ratios. Earnings before income taxes margin, net earnings margin, cash provided by operating activities as a percentage of revenue, bookings, book-to-bill ratio, and backlog are key performance measures. See “Non-GAAP and other key performance measures” section of this press release for more information, including quantitative reconciliations to the closest International Financial Reporting Standards (IFRS Accounting Standards) measure, as applicable. These are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other companies.

2 Q2-F2025 adjusted for $50.9 million of restructuring, integration and acquisition-related costs, net of tax; Q2-F2024 adjusted for $32.5 million of restructuring, integration and acquisition-related costs, net of tax.

Earnings before income taxes were $582.6 million, up 0.9% year-over-year, for a margin of 14.5%, down 90 basis points compared to the same period last year. Adjusted earnings before interest and taxes was $665.7 million, up 5.9% year-over-year, for a margin of 16.5%, down 30 basis points compared to the same period last year.

Net earnings were $429.7 million, up 0.7% compared with the same period last year, for a margin of 10.7%, down 70 basis points compared to the same period last year. Diluted earnings per share, as a result, were $1.89 compared to $1.83 last year, representing an increase of 3.3%.

Adjusted net earnings1 were $480.7 million, up 4.6% compared with the same period last year, for a margin of 11.9%, down 40 basis points compared to the same period last year. On the same basis, diluted earnings per share increased by 7.6% to $2.12, up from $1.97 for the same period last year.

Cash provided by operating activities was $438.2 million, representing 10.9% of revenue. On a trailing twelve month basis, cash provided by operating activities was $2.21 billion, representing 14.6% of revenue.

Bookings were $4.48 billion, representing a book-to-bill ratio of 111.5% and 110.6% on a trailing twelve-month basis. As of March 31, 2025, the Company’s backlog reached $30.99 billion or 2.0x annual revenue.

As of March 31, 2025, the number of CGI consultants and professionals worldwide stood at approximately 94,000.

During the second quarter of Fiscal 2025, the Company invested $99.7 million back into its business, acquired businesses for an investment of $1,560.6 million net of cash acquired, and invested $344.6 million under its previous and current Normal Course Issuer Bid to purchase and cancel Class A subordinate voting shares. In addition, CGI returned $34.1 million back to its shareholders through the payment of dividends.

As at March 31, 2025, long-term debt and lease liabilities, including both their current and long-term portions, were $4.37 billion, up from $3.03 billion at the same time last year, mainly driven by the issuance of senior unsecured notes for an amount of $1,671.0 million, and a foreign exchange impact of $87.0 million. This was partially offset by the scheduled repayment of senior unsecured notes for an amount of $475.8 million. As of the same date, net debt stood at $3.24 billion, up from $1.73 billion at the same time last year. The net debt-to- capitalization ratio was 24.1% at the end of March 2025, compared to 16.4% last year.

“We remain in constant dialogue with our clients regarding the evolving business dynamics they are facing. To remain strong, we regularly assess these dynamics and take proactive actions to expand shareholder value for the benefit of our stakeholders,” said Mr. Boulanger. “As such, CGI increased the scope of our previously announced restructuring program, most of which continues to be targeted within our Continental Europe operations.” CGI incurred $44.2 million of costs this quarter and expects to incur an additional $137.0 million to implement these actions over the next few quarters.

1 Q2-F2025 adjusted for $50.9 million of restructuring, integration and acquisition-related costs, net of tax; Q2-F2024 adjusted for $32.5 million of restructuring, integration and acquisition-related costs, net of tax.

Financial highlights	Q2-F2025	Q2-F2024	Change

In millions of Canadian dollars except earnings per share and where noted
Revenue	4,023.4	3,740.8	282.6
Year-over-year revenue growth	7.6%	0.7%	690 bps
Constant currency revenue growth	3.3%	0.0%	330 bps
Earnings before income taxes	582.6	577.4	5.2
Margin%	14.5%	15.4%	(90 bps)
Adjusted earnings before interest and taxes	665.7	628.5	37.2
Margin%	16.5%	16.8%	(30 bps)
Net earnings	429.7	426.9	2.9
Margin%	10.7%	11.4%	(70 bps)
Adjusted net earnings[1]	480.7	459.4	21.3
Margin%	11.9%	12.3%	(40 bps)
Diluted EPS	1.89	1.83	0.06
Adjusted diluted EPS[1]	2.12	1.97	0.15
Weighted average number of outstanding shares (diluted) In millions of shares	227.2	233.3	(6.1)
Net finance costs	16.6	7.5	9.1
Cash and cash equivalents	1,101.3	1,266.9	(165.6)
Long-term debt and lease liabilities[2]	4,367.9	3,028.9	1,339.0
Net debt[3]	3,237.4	1,730.5	1,506.9
Net debt to capitalization ratio[3]	24.1%	16.4%	770 bps
Cash provided by operating activities	438.2	502.0	(63.8)
As a percentage of revenue	10.9%	13.4%	(250 bps)
Days sales outstanding (DSO)[3]	40	40	0
Purchase for cancellation of Class A subordinate voting shares	(344.6)	(260.0)	(84.6)
Return on invested capital (ROIC)[3]	15.4%	15.9%	(50 bps)
Bookings	4,485	3,754	731
Backlog	30,987	26,823	4,164

To access the financial statements – click here

To access the MD&A – click here

1 Q2-F2025 adjusted for $50.9 million of restructuring, integration and acquisition-related costs, net of tax; Q2-F2024 adjusted for $32.5 million of restructuring, integration and acquisition-related costs, net of tax.

2 Long-term debt and lease liabilities include both the current and long-term portions of the long-term debt and lease liabilities.

3 Net debt, net debt to capitalization ratio and ROIC are non-GAAP financial measures or ratios. DSO is a key performance measure. See “Non-GAAP and other key performance measures” section of this press release for more information, including quantitative reconciliations to the closest International Financial Reporting Standards (IFRS Accounting Standards) measure, as applicable. These are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other companies.

Declaration of Dividend

On April 29, 2025, the Company’s Board of Directors approved a quarterly cash dividend for holders of Class A subordinate voting shares and Class B shares (multiple voting) of $0.15 per share. This dividend is payable on June 20, 2025 to shareholders of record as of the close of business on May 16, 2025. The dividend is designated as an ‘eligible dividend’ for Canadian tax purposes.

Q2-F2025 results conference call

Management will host a conference call this morning at 9:00 a.m. (EDT) to discuss results. Participants may access the call by dialing +1-800-717-1738 Conference ID: 95409 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors. Interested parties may also access a replay of the call by dialing +1-888-660-6264 Passcode: 95409, until May 30, 2025.

About CGI

Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With 94,000 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. CGI Fiscal 2024 reported revenue is $14.68 billion and CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of CGI, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate-related issues, inflation, tariffs and/or trade wars) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services to address emerging business demands and technology trends (such as artificial intelligence), to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, legal and operational risks inherent in contracting with government clients, foreign exchange risks, income tax laws and other tax programs, the termination, modification, delay or suspension of our contractual agreements, our expectations regarding future revenue resulting from bookings and backlog, our ability to attract and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, and to achieve ESG commitments and targets, including without limitation, our commitment to net-zero carbon emissions, as well as the reputational and financial risks attendant to cybersecurity breaches and other incidents, including through the use of artificial intelligence, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, our ability to declare and pay dividends, interest rate fluctuations and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this press release, in CGI’s annual and quarterly MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR+ at www.sedarplus.ca) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled Risk Environment of CGI’s annual and quarterly MD&A, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI’s annual and quarterly MD&A and other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:

Investors

Kevin Linder

Senior Vice-President, Investor Relations

kevin.linder@cgi.com

+1 905-973-8363

Media

Andrée-Anne Pelletier, APR, PRP

Manager, Global Media and Public Relations

an.pelletier@cgi.com

+1 438-468-9118

Non-GAAP and other key performance measures

Non-GAAP financial measures and ratios used in this press release: Constant currency revenue growth, adjusted earnings before interest and taxes, adjusted earnings before interest and taxes margin, adjusted net earnings, adjusted net earnings margin, adjusted diluted EPS, net debt, net debt to capitalization ratio, and return on invested capital (ROIC). CGI reports its financial results in accordance with IFRS Accounting Standards. However, management believes that these non-GAAP measures provide useful information to investors regarding the company’s financial condition and results of operations as they provide additional measures of its performance. These measures do not have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers and should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards. Key performance measures used in this press release: cash provided by operating activities as a percentage of revenue, bookings, book-to-bill ratio, backlog, days sales outstanding (DSO), earnings before income taxes margin, and net earnings margin.

Below are reconciliations to the most comparable IFRS Accounting Standards financial measures and ratios, as applicable.

The descriptions of these non-GAAP measures and ratios and other key performance measures can be found on pages 3, 4, 5 and 6 of our Q2-F2025 MD&A which is posted on CGI’s website, and filed with the Canadian Securities Administrators on SEDAR+ at www.sedarplus.ca and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

Reconciliation between constant currency revenue growth and growth.

			For the three months ended March 31,			For the six months ended March 31,
			2025	2024	%	2025	2024	%

In thousands of CAD except for percentages

Total CGI revenue			4,023,409	3,740,814	7.6%	7,808,654	7,343,784	6.3%

Constant currency revenue growth			3.3%			3.0%

Foreign currency impact			4.3%			3.3%

Variation over previous period			7.6%			6.3%
Reconciliation between earnings before income taxes and adjusted earnings before interest and taxes.

	For the three months ended March 31,				For the six months ended March 31,
	2025	% of revenue	2024	% of revenue	2025	% of revenue	2024	% of revenue

In thousands of CAD except for percentage and shares data

Earnings before income taxes	582,616	14.5%	577,437	15.4%	1,174,362	15.0%	1,104,572	15.0%

Plus the following items:

Restructuring, integration and acquisition-related costs	66,412	1.7%	43,546	1.2%	79,776	1.0%	93,386	1.3%

Restructuring	44,153	1.1%	—	—%	52,453	0.7%	—	—%

Cost Optimization Program	—	—%	43,401	1.2%	—	—%	91,063	1.2%

Integration and acquisition-related costs	22,259	0.6%	145	—%	27,323	0.3%	2,323	—%

Net finance costs	16,631	0.4%	7,472	0.2%	23,243	0.3%	14,730	0.2%

Adjusted earnings before interest and taxes	665,659	16.5%	628,455	16.8%	1,277,381	16.4%	1,212,688	16.5%

Adjusted Net Earnings and Earnings per Share

	For the three months ended March 31,			For the six months ended March 31,
	2025	2024	Change	2025	2024	Change
In thousands of CAD except for percentage and shares data

Earnings before income taxes	582,616	577,437	0.9%	1,174,362	1,104,572	6.3%

Add back:

Restructuring, integration and acquisition-related costs	66,412	43,546	52.5%	79,776	93,386	(14.6%)

Restructuring	44,153	—	—%	52,453	—	—%

Cost Optimization Program	—	43,401	—%	—	91,063	—%

Integration and acquisition-related costs	22,259	145	15,251.0%	27,323	2,323	1,076.2%

Adjusted earnings before income taxes	649,028	620,983	4.5%	1,254,138	1,197,958	4.7%

Income tax expense	152,878	150,565	1.5%	306,044	287,904	6.3%

Effective tax rate	26.2%	26.1%		26.1%	26.1%

Add back:

Tax deduction on restructuring, integration and acquisition-related costs	15,469	11,017	40.4%	18,421	23,420	(21.3%)

Impact on effective tax rate	(0.3%)	(0.1%)		(0.2%)	(0.1%)

Tax deduction on Restructuring	12,496	—	—%	14,344	—	—%

Impact on effective tax rate	0.2%	—%		—%	—%

Tax deduction on Cost Optimization Program	—	10,986	—%	—	22,956	—%

Impact on effective tax rate	—%	(0.1%)		—%	(0.1%)

Tax deduction on integration and acquisition-related costs	2,973	31	9,490.3%	4,077	464	778.7%

Impact on effective tax rate	(0.4%)	—%		(0.3%)	—%

Adjusted income tax expense	168,347	161,582	4.2%	324,465	311,324	4.2%

Adjusted effective tax rate	25.9%	26.0%		25.9%	26.0%

Adjusted net earnings	480,681	459,401	4.6%	929,673	886,634	4.9%

Adjusted net earnings margin	11.9%	12.3%		11.9%	12.1%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B shares (multiple voting) (basic)	224,275,024	229,602,790	(2.3%)	224,737,870	229,952,633	(2.3%)

Class A subordinate voting shares and Class B shares (multiple voting) (diluted)	227,190,028	233,264,256	(2.6%)	227,662,154	233,612,683	(2.5%)

Adjusted earnings per share (in dollars)

Basic	2.14	2.00	7.0%	4.14	3.86	7.3%

Diluted	2.12	1.97	7.6%	4.08	3.80	7.4%

Reconciliation between long-term debt and lease liabilities and net debt

As at March 31,	2025	2024
In thousands of CAD except for percentages

Reconciliation between long-term debt and lease liabilities[1] and net debt:

Long-term debt and lease liabilities[1]	4,367,875	3,028,869

Minus the following items:

Cash and cash equivalents	1,099,450	1,266,854

Short-term investments	1,806	6,143

Long-term investments	30,497	19,390

Fair value of foreign currency derivative financial instruments related to debt	(1,246)	5,946

Net debt	3,237,368	1,730,536

Net debt to capitalization ratio	24.1%	16.4%

Return on invested capital	15.4%	15.9%

Days sales outstanding	40	40

[1]

As at March 31, 2025, long-term debt and lease liabilities were $3,698.1 million ($2,417.2 million as at March 31, 2024) and $669.8 million ($611.7 million as at March 31, 2024), respectively, including their current portions.